PRIMERO REPORTS HIGH GRADE GOLD DRILLING RESULTS AT GREY FOX

Toronto, Ontario, May 8, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) is pleased to announce results of recent drilling at its Grey Fox property in the Township of Black River-Matheson near Timmins, Ontario. Exploration drilling on the Grey Fox property recommenced in March 2014 to further expand and infill the 147, Grey Fox South and Contact Zone known resource. Three drill rigs will continue resource expansion drilling for the remainder of the year at Grey Fox.

Table 1: Q1 2014 Grey Fox Drilling Highlights*

Hole	Mineralized	From	To	Core	Gold	Metal Factor
Number	Zone	(m)	(m)	Width	Grade	grams X core
				(m)	g/t	width
GF14-831	147 Zone	127.7	163.0	35.3	5.6	199.4
GF14-834	147 Zone	149.0	180.0	31.0	3.6	110.4
GF14-838	147 Zone	142.0	173.0	31.0	6.2	190.6
GF14-826	Grey Fox South	35.0	51.0	16.0	3.1	49.8
GF14-835	Grey Fox South	69.0	79.0	10.0	7.0	70.1

*All assays are capped at 100 g/t gold, average gold grades over core length widths.

The Grey Fox property, located 4 kilometres south-east of the Black Fox mine, has produced promising exploration results and already contains 500,000 ounces at 3.7 grams per tonne (“g/t”) of Indicated Gold Mineral Resources. Primero raised Cdn$9 million in March 2014 in a flow-through financing in order to invest in an aggressive exploration program at the Grey Fox and surrounding properties. The 147, Contact and Grey Fox South Zone all occur within close proximity of each other and provide Primero with near term production growth opportunities because of their proximity to the Black Fox mine infrastructure. Details of the most recent Grey Fox drill holes are listed in Appendix 1, the drill-hole location map is included in Appendix 2.

Surface drilling was conducted by Norex Drilling and was supervised by the Primero exploration team. All sample analyses reported herein were performed by Polymet Labs of Cobalt, Ontario, which is ISO 9001:2000 certified in North America using standard fire assay procedures. Intercepts cited do not necessarily represent true widths, drilling is generally intersecting interpreted mineralized zones at high angle. Primero’s quality control checks include insertion of blanks, standards and duplicates to ensure laboratory accuracy.

Primero’s 2014 exploration program includes 76,400 metres of drilling at the Grey Fox, Pike River and Stock Mill properties as well as 55,700 metres at Black Fox. A total of 9,649 metres of drilling have been completed at Grey Fox since drilling commenced on March 15, 2014. The Grey Fox exploration program includes exploration, delineation and some condemnation drilling. The Company aims to increase the total defined Mineral Resources and convert Inferred Mineral Resources to the Measured and Indicated categories at Grey Fox.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

Appendix 1: Q1 2014 Drill Results from Grey Fox Property 147 and GFS Zones

Hole Number	From (m)	To (m)	Core Width (m)	Gold Grade (g/t)	Metal Factor grams X core width	Mineralized Zone
GF14-820	60.0	62.0	2.0	3.6	7.2	147 Zone
	84.8	90.7	5.9	1.9	11.0	147 Zone
GF14-821	54.0	59.0	5.0	2.2	11.1	147 Zone
	128.9	130.0	1.1	2.0	2.2	147 Zone
GF14-824	20.0	31.0	11.0	1.0	11.4	147 Zone
	144.0	146.0	2.0	2.6	5.1	147 Zone
GF14-825	37.0	38.0	1.0	1.2	1.8	147 Zone
	47.0	48.0	1.0	2.2	2.2	147 Zone
	62.0	63.0	1.0	1.2	1.2	147 Zone
	86.0	87.0	1.0	2.2	2.2	147 Zone
	127.0	138.3	11.3	1.7	18.9	147 Zone
	175.0	178.0	3.0	1.4	4.2	147 Zone
GF14-827	No Significant Results				0.00	147 Zone
GF14-828	48.0	51.6	3.6	4.6	16.7	147 Zone
	88.0	98.8	10.8	1.2	13.1	147 Zone
	105.8	106.8	1.0	3.2	3.2	147 Zone
GF14-831	111.0	113.0	2.0	10.7	21.5	147 Zone
	127.7	163.0	35.3	5.6	199.4	147 Zone
including	137.0	140.0	3.0	10.6	31.9	147 Zone
*and	156.0	157.0	1.0	100.0	100.0	147 Zone
GF14-834	61.1	62.0	0.9	4.7	4.2	147 Zone
	134.6	135.6	1.0	1.3	1.3	147 Zone
	149.0	180.0	31.0	3.6	110.4	147 Zone
including	155.0	155.7	0.7	21.8	15.2	147 Zone
and	172.0	174.0	2.0	16.4	32.8	147 Zone
GF14-838	142.0	173.0	31.0	6.2	190.6	147 Zone
including	143.0	144.0	1.0	15.4	15.4	147 Zone
and	165.0	170.0	5.0	12.1	60.4	147 Zone
GF14-822	No Significant Results					Grey Fox South
GF14-823	9.0	11.0	2.0	4.3	8.6	Grey Fox South
	18.6	19.4	0.8	7.6	6.1	Grey Fox South
GF14-826	35.0	51.0	16.0	3.1	49.8	Grey Fox South

including	41.0	42.0	1.0	11.1	11.1	Grey Fox South
and	48.0	50.0	2.0	11.3	22.6	Grey Fox South
	81.0	82.0	1.0	3.1	3.1	Grey Fox South
GF14-829	10.2	14.9	4.7	4.8	22.8	Grey Fox South
including	13.9	14.9	1.0	18.4	18.4	Grey Fox South
	25.9	37.9	12.0	2.0	23.5	Grey Fox South
including	27.6	28.4	0.8	11.9	8.9	Grey Fox South
GF14-833	116.0	119.8	3.8	1.8	7.0	Grey Fox South
GF14-835	48.0	53.0	5.0	2.1	10.5	Grey Fox South
	69.0	79.0	10.0	7.0	70.1	Grey Fox South
including	75.0	79.0	4.0	16.4	65.6	Grey Fox South
	89.0	90.0	1.0	1.3	1.3	Grey Fox South

*All assays are capped at 100 g/t gold, average gold grades over core length widths.

Appendix 2: Q1 2014 Grey Fox Property 147 and GFS Zone Drill Hole Locations

http://media3.marketwire.com/docs/Primero58.jpg

TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The scientific and technical information regarding exploration results contained herein is based on information prepared by or under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, Primero, who is a QP for the purposes of NI 43-101. Mr. Voicu has reviewed and approved the contents of this news release with respect to the scientific and technical information regarding exploration results.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES AND RESERVE ESTIMATES

This news release has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource estimates disclosed in this news release may not be comparable to similar information disclosed by U.S. companies.

The mineral reserve estimates in this news release have been prepared in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definition of “proven and probable reserves” used in NI 43-101 differs from the definition in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.

In addition, this news release uses the terms “measured and indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “measured and indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this news release. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration will result in any category of NI 43-101 mineral resources being identified.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “in order to”, “aims to” “estimates”, , “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements regarding the Company's 2014 exploration program and drilling plans, estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources and exploration potential into reserves and resources, the timing, nature and success of exploration activities including that certain results are “promising”, the future potential to discover new mineralization at Grey Fox, Grey Fox 147 or Contact Zone, and intentions to becoming an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that prices for gold and silver remain consistent with the Company's expectations; that the Company identifies new mineralization and extension of existing mineralization, that Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate, the discovery of additional ounces close to infrastructure. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the ability to achieve planned production levels; the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities ; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; and the ability to build a portfolio of precious metals assets in the Americas that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; landowner dissatisfaction and disputes; damage to equipment; and labour disruptions. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.